TEO FOODS INC.
                                            455 54th Street, Suite 102
                                             San Diego, CA 92114


Date:           September 28, 2018

To:             Securities and Exchange Commission
                Washington, D.C. 20549

Subject: Supplemental response to comment letter dated September 7, 2018 to Mr. Jeffrey Mackay, President, TEO Foods Inc.

Reference:      TEO Foods Inc.
                Registration Statement on Form S-1 submitted August 13, 2018
                File No. 333-226801

Ladies and Gentlemen:


TEO Foods Inc. (the "Company"), in connection with its filing of pre-effective amendment no. 1 to its Registration
Statement on Form S-1 under the Securities Act (File No. 333-226801), hereby responds to the Staff's comments raised in the Staff's comment letter dated September 7, 2018 directed to such Registration Statement as initially filed
August 13, 2018.


This response is to provide supplemental reference information related to the thermal processing of food.

Rapid heat transfer in volumetric heating (Microwave) to achieve the temperature at the coldest point for desired lethality (F value) results in better C value (A marker for quality - Taste, Texture, Flavor and Color) and nutrition
(Vitamins and Bioacticves) compared to conventional retort process that relies on three-dimensional conduction heat transfer.

We have included the following reference materials that discuss these values and the effects of heat processing:

                                 Optimisation of Thermal Processing - A Review
                                                       S.D. Holdsworth
                          Campden Food Preservation Research Association,
Chipping Campden,
                                               Gloucestershire GL55 6LD, UK
                                                         ABSTRACT
                          The mathematical methods for optimising the effects
of heat processing
                          food products are reviewed in relation to microbial
destruction, nutrient
                         destruction, cooking value and loss of quality. Some
data are presented for
                         the kinetics of the various thermal effects. The
results obtained by various
                            workers are presented with particular reference to
nutrient retention.

We can provide additional information related to thermal processing of food products if required. Should you have any questions or comments with respect to the foregoing, please contact me anytime at 619-758-1973.

Very truly yours,

By: /s/ Jeffrey Mackay
Jeffrey Mackay